UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): __Form 10-K  __Form 11-K  __Form 20-F  XX Form 10-Q  __Form N-SAR

                      For Period Ended:     March 31, 1997

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


         Hutton/ConAm Realty Investors 81
         --------------------------------
         Full Name of Registrant


         N.A.
         ------
         Former Name if Applicable


         3 World Financial Center, 29th Flr., NY, NY Attn: Andre Anderson
         ----------------------------------------------------------------
         Address of Principal Executive Officer (Street and Number)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following
should be completed.   (Check box if appropriate)


      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  XX (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

         Additional time is needed to complete the Registrant's Form 10-Q for the three months ended March 31, 1997 in order to resolve questions concerning the accrual of certain general and administrative expenses.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Malachy J. Duffy Jr.          (617)             573-1087
         --------------------       -----------    ------------------
              (Name)                (Area Code)    (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                               xxx     ____
                                               Yes      No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              ____     xxx
                                               Yes      No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                        Hutton/ConAm Realty Investors 81
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date     May 15, 1997                    By   /s/Paul L. Abbott
       --------------------                   -----------------
                                              Paul L. Abbott
                                              Director, President,
                                              Chief Financial Officer and
                                              Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. It the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.


4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall beclearly identified as an amendment notification.